Square Chain Corporation

3609 Hammerkop Dr.

North Las Vegas, NV 89084

July 26, 2018

Staff Attorney Bernard Nolan

Division of Corporation Finance

Office of Information Technologies

and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Square Chain Corporation

Offering Statement on Form 1-A

Filed May 4, 2018

File No. 024-10835

Dear Attorney Nolan:

Kindly be advised that Square Chain (the “Company”) requests that its Regulation A offering be qualified on Wednesday, August 1, 2018 at 12 Noon.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Jeffrey J. Parker
Jeffrey J. Parker
Chief Executive Officer

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